SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/4/24


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,015,921

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,015,921


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,015,921 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.89%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
51,310

8. SHARED VOTING POWER
1,638,125

9. SOLE DISPOSITIVE POWER
51,310
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,638,125


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,689,435 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.14%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
1,638,125

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,638,125


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,638,125 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.89%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of BNY Mellon Municipal Income Inc.
("DMF" or the "Issuer").

The principal executive offices of DMF are located at C/O BNY Mellon Investment Adviser, Inc.
240 Greenwich Street, New York, NY 10286


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLP and on behalf of a registered closed-end investment company for which Messrs. Goldstein and Dakos have investment and voting authority. Certain other shares of the issuer have been acquired on behalf of certain Reporting Persons.


ITEM 4. PURPOSE OF TRANSACTION

Letter to the Secretary. See exhibit B.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 11/27/23 there were 20,757,267 shares of common stock outstanding as of 9/30/23. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of March 4, 2024 Bulldog Investors, LLP is deemed to be the beneficial owner of 1,015,921 shares of DMF (representing 4.89% of DMF's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of March 4, 2024, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 1,638,125 shares of DMF(representing 7.89% of DMFs outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares and Mr. Goldstein beneficially owns an additional 51,310 shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 1,015,921 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of DMF's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 622,204 shares, and Mr. Goldstein has sole power to dispose of and vote an additional 51,310 shares.


c) During the past 60 days the following shares of DMF were traded.

Date			Shares		 Price
3/4/2024		5,000		6.6300
3/1/2024		11,513		6.6300
2/8/2024		6,700		6.6200
2/6/2024		(3,011)		6.6200
1/16/2024		18,849		6.5800
1/11/2024		8,357		6.5800



d) Clients of Bulldog Investors, LLP, a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority, and Mr. Goldstein are entitled to receive any dividends or sales proceeds.



e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/5/24

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 5th day of March, 2024, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of BNY Mellon Municipal Income Inc. (DMF), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of DMF;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


BULLDOG INVESTORS, LLP
By:/s/ Andrew Dakos
	Andrew Dakos, Partner



Exhibit B:

Bulldog Investors, LLP, 250 Pehle Avenue, 7th Floor, Saddle Brook, NJ 07663

March 4, 2024

James Bitetto, Secretary
BNY Mellon Municipal Income Fund, Inc.
c/o BNY Mellon Investment Adviser, Inc. Legal Department
240 Greenwich Street
18th Floor
New York, New York 10286

Dear Mr. Bitetto:

Please advise the Board of Directors of BNY Mellon Municipal Income Fund (the "Fund") that Bulldog Investors, LLP, a stockholder that beneficially owns approximately 8% of the outstanding common shares of the Fund, intends to nominate two candidates for election as directors and to present one proposal for a stockholder vote at the Fund's annual meeting for 2024. We also intend to solicit proxies to vote for our nominees and vote for our proposal.

Our proposed nominees are Andrew Dakos and Phillip Goldstein.

Our proposal is a recommendation that the Board consider measures to allow stockholders to monetize their shares at a price at or close to net asset value.

We would be pleased to discuss these matters with a representative of the Fund with the goal of avoiding a proxy contest. Please let me know if that can be arranged by emailing me at pgoldstein@bulldoginvestors.com or by telephoning me at (914) 260-8248. Thank you.

						Very truly yours,
						/S/Phillip Goldstein
                                                Phillip Goldstein
						Managing Partner